EXHIBIT 99.1

Osisko Reports Q2 2022 Results

Record cash margin of $47.8 million from royalties and streams
Operating cash flows from the royalties and streams segment of $35.0 million

MONTRÉAL, Aug. 09, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) today announced its consolidated financial results for the second quarter of 2022. Amounts presented are in Canadian dollars, except where otherwise noted.

Q2 2022 Financial Highlights

  22,243 GEOs1 earned (Q2 2021 – 20,178 GEOs);
  Consolidated revenues of $64.0 million (Q2 2021 – $57.9 million);

    Revenues from the royalties and streams segment2 of $51.5 million (Q2 2021 – $57.2 million, including $7.3 million from offtakes);
    Revenues from the mining exploration and development segment3 (i.e. Osisko Development Corp.) of $12.4 million (Q2 2021 – $0.7 million);
  Consolidated cash flows from operating activities of ($0.2 million) (Q2 2021 – $30.9 million);

    Operating cash flows from the royalties and streams segment of $35.0 million (Q2 2021 – $37.3 million);

    Operating cash flows from the mining exploration and development segment of ($35.2) million (Q2 2021 – ($6.4) million);
  Cash margin4 of 93% from royalties and streams (Q2 2021 – 94%);
  Consolidated net earnings attributable to Osisko’s shareholders of $17.2 million, or $0.09 per share (Q2 2021 – net loss of $14.8 million or $0.09 per basic share);
  Consolidated adjusted loss4 of $4.7 million, or $0.03 per basic share (Q2 2021 – net earnings $20.2 million, $0.12 per basic share);

    Adjusted earnings from the royalty and stream segment of $25.7 million, or $0.14 per basic share (Q2 2021 – $23.9 million, or $0.14 per basic share); and
    Adjusted loss from the mining exploration and development segment of $30.4 million, or $0.16 per basic share (Q2 2021 – $3.7 million, or $0.02 per basic share).

Sandeep Singh, President and CEO of Osisko commented: “We benefited from record GEO deliveries and cash margins in Q2 despite two core assets not being at their full run rates, and we expect deliveries to continue to climb steadily in the second half of the year. The markets have become increasingly volatile, but we believe the investment thesis for Osisko has never been stronger with growing cash flows, meaningful diversification, exposure to tier-1 jurisdictions, and countless catalysts in the portfolio. And as evident with our Q2 results, our royalty and streaming business affords protection from a highly inflationary mining environment.”

Financial Highlights by Operating Segment
(in thousands of dollars, except per share amounts)

As a result of the interest held (44.1% as of June 30, 2022) and based on other facts and circumstances, the Corporation consolidates the assets, liabilities, results of operations and cash flows of the activities of Osisko Development Corp. (“Osisko Development”) and its subsidiaries. The table below provides some financial highlights per operating segment. More information per operating segment can be found in the consolidated financial statements and management’s discussion and analysis for the three and six months ended June 30, 2022.

	For the three and six months ended June 30,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (v)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Cash (June 30, 2022 and Dec. 31, 2021)	312,981	82,291	136,302	33,407	449,283	115,698

Three months ended June 30,
Revenues	51,545	57,246	12,862	775	63,959	57,941
Cash margin (iii)	47,789	47,150	n/a	n/a	47,789	47,150
Gross profit	35,938	35,713	653	-	36,591	35,713
Operating expenses
(G&A, bus. dev and exploration)	(6,200)	(6,483)	(10,079)	(4,649)	(16,279)	(11,132)
Mining operating expenses	-	-	(20,602)	-	(20,602)	-
Net earnings (loss)	18,059	16,341	(1,487)	(41,404)	16,572	(25,063)
Net earnings (loss) attributable to Osisko’s shareholders	18,059	16,341	(899)	(31,100)	17,160	(14,759)
Net earnings (loss) per share attributable to Osisko’s shareholders	0.10	0.10	(0.01)	(0.19)	0.09	(0.09)
Adjusted net earnings (loss) (iv)	25,716	23,877	(30,375)	(3,727)	(4,659)	20,150
Adjusted net earnings (loss) per basic share (iv)	0.14	0.14	(0.16)	(0.02)	(0.03)	0.12

Cash flows from operating activities
Before working capital items	40,870	39,026	(24,913)	(3,708)	15,957	35,318
Working capital items	(5,905)	(1,685)	(10,276)	(2,716)	(16,181)	(4,401)
After working capital items	34,965	37,341	(35,189)	(6,424)	(224)	30,917
Cash flows from investing activities	2,573	(42,377)	(97,759)	(47,464)	(95,186)	(89,841)
Cash flows from financing activities	(125,705)	(3,542)	210,225	(1,718)	84,520	(5,260)

Six months ended June 30,
Revenues	102,234	124,169	22,029	775	123,357	124,864
Cash margin (iii)	95,297	93,676	n/a	n/a	95,297	93,676
Gross profit	72,148	70,312	653	-	72,801	70,312
Operating expenses
(G&A, bus. dev and exploration)	(12,457)	(12,511)	(18,007)	(9,851)	(30,464)	(22,362)
Mining operating expenses	-		(35,848)		-
Net earnings (loss)	34,863	29,805	(23,820)	(45,105)	11,043	(15,300)
Net earnings (loss) attributable to Osisko’s shareholders	34,863	29,805	(17,377)	(33,970)	17,486	(4,165)
Net earnings (loss) per share attributable to Osisko’s shareholders	0.20	0.18	(0.10)	(0.20)	0.10	(0.02)
Adjusted net earnings (loss) (iv)	50,559	47,316	(50,982)	(9,238)	(423)	38,078
Adjusted net earnings (loss) per basic share (iv)	0.29	0.28	(0.29)	(0.06)	(0.00)	0.23

Cash flows from operating activities
Before working capital items	80,762	78,565	(42,182)	(1,285)	38,580	71,570
Working capital items	(5,290)	(4,487)	(9,904)	(14,842)	(15,194)	(19,329)
After working capital items	75,472	74,078	(52,086)	(16,127)	23,386	52,241
Cash flows from investing activities	(13,013)	(56,158)	(94,445)	(69,172)	(107,458)	(119,620)
Cash flows from financing activities	159,823	(11,053)	247,362	33,895	407,185	22,842

(i)	Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.
(ii)	Osisko Development Corp. and its subsidiaries. Represents the exploration, evaluation and development of mining projects segment.
(iii)	Cash margin is a non-IFRS financial performance measure for the royalties and streams segment which has no standard definition under IFRS. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of the MD&A for the three and six months ended June 30, 2022 or the Notes section at the end of this press release.
(iv)	Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of the Corporation’s MD&A for the three and six months ended June 30, 2022 or the Notes section at the end of this press release.
(v)	Consolidated results are net of the intersegment transactions. Refer to the Segment Disclosure section of the Corporation’s MD&A for the three and six months ended June 30, 2022.

Other Highlights

  Publication of the inaugural Asset Handbook and the second edition of the environmental, social and governance (“ESG”) report, Growing Responsibly;
  Repayment in full of the outstanding revolving credit facility for $113.1 million;
  Osisko Development completed the acquisition of Tintic Consolidated Metals LLC (“TCM”) and related financings, which resulted in the Corporation’s equity ownership in Osisko Development reducing from 70.1% to 44.1%;
  Osisko Bermuda Limited (“OBL”) entered into a binding agreement with TCM with respect to the previously announced metals stream (the “Tintic Stream”) on the Trixie test mine (the “Trixie Mine”), as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District (the “Tintic Property”), for US$20.0 million in exchange for 2.5% of all metals produced and a transfer price of 25% of the spot prices;
  Quarterly dividend of $0.055 per common share paid on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022;
  In July 2022, the Corporation purchased for cancellation a total of 659,520 common shares for $8.3 million (average acquisition price per share of $12.65) under its 2022 NCIB program; and
  Declaration of a quarterly dividend of $0.055 per common share payable on October 14, 2022 to shareholders of record as of the close of business on September 30, 2022.

Q2 2022 Results Conference Call Details

Conference Call:	Wednesday, August 10th, 2022 at 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1 (888) 396 8049 Local and International: 1 (416) 764 8646 Conference ID: 28077702
Replay (available until August 17th at 11:59 pm ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback passcode: 077702#
Replay also available on our website at www.osiskogr.com

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel. (514) 940-0670 x105
htaylor@osiskogr.com

Notes:

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Gold(i)	$1,871	$1,816	$1,874	$1,805
Silver(ii)	$23	$27	$23	$26

Exchange rate (US$/Can$)(iii)	1.2768	1.2282	1.2715	1.2471

(i)	The London Bullion Market Association’s pm price in U.S. dollars.
(ii)	The London Bullion Market Association’s price in U.S. dollars.
(iii)	Bank of Canada daily rate.

(2)   The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(3)   The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of Osisko Development Corp. and its subsidiaries.

(4)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (i) cash margin (in dollars and in percentage) for the royalties and streams segment, (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash Margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues from the royalties and streams segment less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues from the royalties and streams segment.

	Three months ended June 30,		Six months ended June,
	2022	2021	2022	2021
	$	$	$	$

Royalty and stream interests
Total Revenues	63,959	57,941	123,357	124,864
Less: Revenues from mining activities (Osisko Development)	(12,414)	(695)	(21,123)	(695)
Less: Revenues from offtake interests	-	(7,339)	-	(25,265)
Revenues from royalty and stream interests	51,545	49,907	102,234	98,904

Total Cost of sales	(15,318)	(10,791)	(26,480)	(31,188)
Less: Cost of sales from mining activities (Osisko Development)	11,562	695	19,543	695
Less: Cost of sales from offtake interests	-	7,104	-	24,343
Cost of sales of royalty and stream interests	(3,756)	(2,992)	(6,937)	(6,150)

Revenues from royalty and stream interests	51,545	49,907	102,234	98,904
Less: Cost of sales of royalty and stream interests	(3,756)	(2,992)	(6,937)	(6,150)
Cash margin (in dollars) - royalty and stream interests	47,789	46,915	95,297	92,754

Cash margin (in percentage of revenues) - royalty and stream interests	93%	94%	93%	94%

Offtake interests
Revenues from offtake interests	-	7,339	-	25,265
Less: Cost of sales of offtake interests	-	(7,104)	-	(24,343)
Cash margin (in dollars)	-	235	-	922

Cash margin (in percentage of revenues)	-	3%	-	4%

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses).

Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended June 30,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	18,059	(1,487)	16,572	16,341	(41,404)	(25,063)

Adjustments:
Impairment of assets	384	-	384	-	40,479	40,479
Foreign exchange (gain) loss	(7,593)	(1,563)	(9,156)	(169)	791	622
Unrealized loss (gain) on investments	5,574	(11,697)	(6,123)	1,553	13	1,566
Variation of fair value of derivative instruments	-	(19,381)	(19,381)	-	-	-
Share of loss of associates	1,078	141	1,219	1,111	750	1,861
Deferred premium income on flow-through shares	-	(573)	(573)	-	(2,798)	(2,798)
Transaction cost – Tintic	-	2,664	2,664
Deferred income tax expense (recovery)	8,214	1,521	9,735	5,041	(1,558)	3,483

Adjusted earnings (loss)	25,716	(30,375)	(4,659)	23,877	(3,727)	20,150

Weighted average number of common shares outstanding (000’s)	185,316	185,316	185,316	167,895	167,895	167,895

Adjusted earnings (loss) per basic share	0.14	(0.16)	(0.03)	0.14	(0.02)	0.12

	For the six months ended June 30,
	2022			2021
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	34,863	(23,820)	11,043	29,805	(45,105)	(15,300)

Adjustments:
Impairment of assets	904	-	904	4,400	40,479	44,879
Foreign exchange loss (gain)	(8,469)	(2,087)	(10,556)	(140)	1,535	1,395
Unrealized (gain) loss on investments	11,414	(11,469)	(55)	2,942	(1,297)	1,645
Variation of fair value of derivative instruments	-	(19,381)	(19,381)	-	-	-
Share of (earnings) loss of associates	(1,526)	472	(1,054)	736	1,157	1,893
Deferred premium income on flow-through shares	-	(914)	(914)	-	(3,267)	(3,267)
Transaction cost – Tintic	-	4,727	4,727
Deferred income tax expense (recovery)	13,373	1,490	14,863	9,573	(2,740)	6,833

Adjusted earnings (loss)	50,559	(50,982)	(423)	47,316	(9,238)	38,078

Weighted average number of common shares outstanding (000’s)	176,182	176,182	176,182	167,696	167,696	167,696

Adjusted earnings (loss) per basic share	0.29	(0.29)	0.00	0.28	(0.06)	0.23

(i)   Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.
(ii)   Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements in this press release, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Corporation’s ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(tabular amounts expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2022	2021
	$	$

Assets

Current assets

Cash	449,283	115,698
Amounts receivable	27,736	14,691
Inventories	26,361	18,596
Other assets	6,698	3,941
	510,078	152,926

Non-current assets

Investments in associates	126,523	125,354
Other investments	113,302	169,010
Royalty, stream and other interests	1,148,482	1,154,801
Mining interests and plant and equipment	836,706	635,655
Exploration and evaluation	42,758	3,635
Goodwill	111,204	111,204
Other assets	34,381	18,037
	2,923,434	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities	33,341	30,049
Dividends payable	10,177	9,157
Provisions and other liabilities	12,663	12,179
Current portion of long-term debt	300,600	294,891
	356,781	346,276

Non-current liabilities

Provisions and other liabilities	89,855	60,334
Long-term debt	4,636	115,544
Deferred income taxes	96,417	68,407
	547,689	590,561

Equity

Share capital	2,085,642	1,783,689
Warrants	-	18,072
Contributed surplus	59,383	42,525
Equity component of convertible debentures	14,510	14,510
Accumulated other comprehensive income	28,010	58,851
Deficit	(305,499)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd’s shareholders	1,882,046	1,634,605
Non-controlling interests	493,699	145,456
Total equity	2,375,745	1,780,061
	2,923,434	2,370,622

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and six months June 30, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Revenues	63,959	57,941	123,357	124,864

Cost of sales	(15,318)	(10,791)	(26,480)	(31,188)
Depletion and amortization	(12,050)	(11,437)	(24,076)	(23,364)
Gross profit	36,591	35,713	72,801	70,312

Other operating expenses
General and administrative	(14,875)	(9,171)	(27,519)	(19,077)
Business development	(1,260)	(1,118)	(2,681)	(2,105)
Exploration and evaluation	(144)	(843)	(264)	(1,180)
Mining operating expenses	(20,602)	-	(35,848)	-
Impairments - royalty, stream and other interests	-	-	-	(2,288)
Impairments - mining exploration, evaluation and development	-	(40,479)	-	(40,479)
Operating (loss) income	(290)	(15,898)	6,489	5,183
Interest income	2,292	1,348	3,483	2,658
Finance costs	(7,310)	(5,884)	(13,683)	(12,027)
Foreign exchange gain (loss)	9,405	(406)	10,592	(1,535)
Share of (loss) income of associates	(1,219)	(1,861)	1,054	(1,893)
Other gains (losses), net	23,884	1,629	18,660	(281)
Earnings (loss) before income taxes	26,762	(21,072)	26,595	(7,895)
Income tax expense	(10,190)	(3,991)	(15,552)	(7,405)
Net earnings (loss)	16,572	(25,063)	11,043	(15,300)

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	17,159	(14,759)	17,485	(4,165)
Non-controlling interests	(587)	(10,304)	(6,442)	(11,135)

Net earnings (loss) per share
Basic and diluted	0.09	(0.09)	0.10	(0.02)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
	$	$	$	$

Operating activities
Net earnings (loss)	16,572	(25,063)	11,043	(15,300)
Adjustments for:
Share-based compensation	2,525	2,090	6,156	5,390
Depletion and amortization	15,983	11,794	31,000	24,055
Impairment of assets	384	40,479	904	44,879
Finance costs	2,570	1,716	4,715	3,555
Share of loss of associates	1,219	1,861	(1,054)	1,893
Net gain on acquisition of investments	-	(211)	(48)	(649)
Change in fair value of financial assets and liabilities at fair value through profit and loss	(12,106)	1,777	(3,930)	3,685
Net gain on dilution of investments	(1,544)	-	(3,604)	(1,391)
Gain in deemed disposal of associate	(11,854)	-	(11,854)	-
Foreign exchange (gain) loss	(9,156)	622	(10,556)	1,395
Flow-through shares premium income	(573)	(2,798)	(914)	(3,268)
Deferred income tax expense	9,735	3,483	14,863	6,833
Other	2,202	(432)	1,859	493
Net cash flows provided by operating activities before changes in non-cash working capital items	15,957	35,318	38,580	71,570
Changes in non-cash working capital items	(16,181)	(4,401)	(15,194)	(19,329)
Net cash flows (used in) provided by operating activities	(224)	30,917	23,386	52,241

Investing activities
Acquisition of Tintic, net of cash acquired	(62,189)	-	(62,189)	-
Acquisition of investments	(384)	(4,026)	(11,118)	(13,837)
Proceeds on disposal of investments	3,186	8,338	24,241	28,109
Acquisition of royalty and stream interests	-	(39,085)	(9,290)	(42,877)
Mining assets and plant and equipment	(20,973)	(53,839)	(34,007)	(89,651)
Exploration and evaluation expenses, net	(681)	(1,028)	(686)	(1,163)
Reclamation deposits, net	(13,371)	-	(13,371)	-
Other	(774)	(201)	(1,038)	(201)
Net cash flows used in investing activities	(95,186)	(89,841)	(107,458)	(119,620)

Financing activities
Bought deal equity financing	-	-	311,962	-
Share issue costs	(1,125)	-	(13,941)	-
Increase in long-term debt	3,666	-	7,536	50,000
Repayment of long-term debt	(115,095)	-	(115,700)	(50,000)
Investments from minority shareholders	213,153	-	255,543	38,841
Share issue expenses from investments from minority shareholders	(5,108)	-	(7,238)	(2,581)
Exercise of share options and shares issued under the share purchase plan	312	8,129	934	13,107
Normal course issuer bid purchase of common shares	-	-	(4,879)	(4,464)
Dividends paid	(9,755)	(7,914)	(18,478)	(15,696)
Capital payments on lease liabilities	(1,060)	(1,928)	(6,332)	(2,780)
Withholding taxes on settlement of restricted and deferred share units	(1,800)	(3,544)	(2,224)	(3,582)
Other	1,332	(3)	2	(3)
Net cash flows provided by (used in) financing activities	84,520	(5,260)	407,185	22,842

(Decrease) increase in cash before effects of exchange rate changes on cash	(10,890)	(64,184)	323,113	(44,537)
Effects of exchange rate changes on cash	10,723	(1,483)	10,472	(3,024)
(Decrease) increase in cash	(167)	(65,667)	333,585	(47,561)
Cash – beginning of period	449,450	320,630	115,698	302,524
Cash – end of period	449,283	254,963	449,283	254,963